MannKind Corporation

30930 Russell Ranch Road, Suite 300

Westlake Village, California 91362

April 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tonya Aldave

Re:	MannKind Corporation (the “Company”) Registration Statement on Form S-3 (File No. 333-230633)

Acceleration Request
	Requested Date:	Friday, April 5, 2019
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on April 5, 2019 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Asa Michael Henin of Cooley LLP at (858) 550-6104.

Very truly yours,

MANNKIND CORPORATION

/s/ Steven B. Binder
Steven B. Binder Chief Financial Officer